Management’s Discussion and Analysis
for the three months ended June 30, 2018

1.     HIGHLIGHTS
RESTATEMENT OF COMPARATIVES
Effective April 1, 2018 we implemented IFRS 15, Revenue from contracts with customers. Comparative figures provided for each quarter of the year ended March 31, 2018 have been restated to reflect the adoption of this accounting standard. The adjustments to our consolidated statements of financial position and income statement as a result of the adoption of IFRS 15 are discussed further in Changes in accounting policies.
FINANCIAL
FIRST QUARTER OF FISCAL 20191

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q1-2019	Q1-2018	Variance $	Variance %
Income Statement
Revenue		$722.0	$656.2	$65.8	10%
Segment operating income[1]		$98.5	$91.3	$7.2	8%
Net income attributable to equity holders of
the Company from continuing operations		$69.4	$59.6	$9.8	16%
Earnings per share		$0.26	$0.22	$0.04	18%
Cash Flows
Free cash flow[1]		$(85.8)	$(37.9)	$(47.9)	(126%)
Net cash used in operating activities		$(30.6)	$(19.2)	$(11.4)	(59%)
Financial Position
Capital employed[1]		$3,127.1	$2,857.2	$269.9	9%
Non-cash working capital[1]		$238.3	$200.0	$38.3	19%
Net debt[1]		$811.5	$804.3	$7.2	1%
Return on capital employed (ROCE)[1]	%	14.6%	10.7
ROCE before the impacts of U.S. tax reform and net gains on
strategic transactions related to our Asian joint ventures	%	12.6%	10.7
Backlog
Total backlog[1]		$8,046.3	$7,590.0	$456.3	6%
Order intake[1]		$689.0	$686.7	$2.3	—%
Book-to-sales ratio[1]		0.95	1.05
Book-to-sales ratio for the last 12 months		1.34

EVENTS AFTER THE REPORTING PERIOD

–
On July 31, 2018, we acquired the shares of Alpha-Omega Change Engineering (AOCE) for a cash consideration of approximately US$29 million, excluding post-closing adjustments. AOCE, located in Williamsburg, Virginia, is a provider of aircrew training services, operational test and evaluation, and engineering support services to the U.S. Department of Defense and U.S. intelligence service;

–
On August 8, 2018 we announced a plan to invest $1 billion in R&D innovation over the next 5 years, including Project Digital Intelligence. The goal of Project Digital Intelligence is to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Governments of Canada and Québec have agreed to participate in Project Digital Intelligence through partially repayable investments of $150.0 million and $47.5 million, respectively.

OTHER

–	We formed SkyAlyne Canada Inc., a joint venture with KF Aerospace, that will focus on developing world-class military pilot and aircrew training in Canada;

–
We announced, together with Avianca Holdings S.A., the signing of an agreement to create a joint venture in Bogota, Colombia, which will train all of Avianca's pilots as well as offer training to other airlines in the region;

–
In July 2018, we concluded the establishment of the new joint venture, Singapore CAE Flight Training Pte. Ltd. (SCFT), with Singapore Airlines which will begin operations in the second quarter of fiscal 2019;

–
In July, subsequent to a work stoppage of manufacturing employees in Canada, we renewed our collective bargaining agreement for the employee group in Montreal, Canada for a four-year term with a one year option.

1 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2019 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
 In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

–	This year and 2019 mean the fiscal year ending March 31, 2019;

–	Last year, prior year and a year ago mean the fiscal year ended March 31, 2018;

–	Dollar amounts are in Canadian dollars.

This report was prepared as of August 14, 2018, and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the first quarter ended June 30, 2018. We have prepared it to help you understand our business, performance and financial condition for the first quarter of fiscal 2019. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended June 30, 2018, and our annual audited consolidated financial statements, which you will find in our financial report for the year ended March 31, 2018. The MD&A section of our 2018 financial report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

–	Our mission;

–	Our vision;

–	Our strategy;

–	Our operations;

–	Foreign exchange;

–	Non-GAAP and other financial measures;

–	Consolidated results;

–	Results by segment;

–	Consolidated cash movements and liquidity;

–	Consolidated financial position;

–	Business combinations;

–	Business risk and uncertainty;

–	Related party transactions;

–	Changes in accounting policies;

–	Controls and procedures;

–	Oversight role of the Audit Committee and Board of Directors.

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

–	It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

–	It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

2 I CAE First Quarter Report 2019

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, research and development activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration and program management, protection of our intellectual property, third-party intellectual property, loss of key personnel, labour relations, environmental matters, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology systems including cybersecurity risk, data privacy risk and our reliance on technology and third-party providers and risks relating to the market such as foreign exchange, availability of capital, pension plan funding, doing business in foreign countries including corruption risk, political instability and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2018 financial report. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

3.     ABOUT CAE
3.1       Who we are

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 9,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.
3.2       Our mission

Through the training we provide, our mission is to make air travel safer, defence forces mission ready and medical personnel better able to save lives.
3.3       Our vision

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.
3.4       Our strategy
We address safety, efficiency and readiness for customers in three core markets: civil aviation, defence and security, and healthcare.

We are a unique, pure-play training company with a proven record, of more than 70 years, of commitment to our customers’ long-term training needs.

We offer the most innovative and broadest range of comprehensive training solutions across a global network by incorporating a combination of live training on actual platforms, virtual training in simulators and extended reality applications, and constructive training using computer-generated simulations. Our strategic imperatives focus on the protection of our leadership position and growing at a superior rate than the underlying markets.

Six pillars of strength
We believe there are six fundamental strengths that underpin our strategy and position us well for sustainable long-term growth:

–	High degree of recurring business;

–	Strong competitive moat;

–	Headroom in large markets;

–	Underlying secular tailwinds;

–	Potential for superior returns;

–	Culture of innovation.

High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Nearly 60% of our business is derived from the provision of services, which is an important source of our recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

CAE First Quarter Report 2019 I 3

Management’s Discussion and Analysis

Strong competitive moat
Our global training network, unique end-to-end cadet to captain training solutions, training systems integrator expertise, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. Significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share over the long-term.

Underlying secular tailwinds
The civil aviation and defence sectors are enjoying strong tailwinds. Air passenger traffic and defence budgets are expected to continue to increase globally over the next 10 years.

Potential for superior returns
Our rising proportion of revenue from training services provides potential for lower amplitude cyclicality as training is largely driven by the training requirements of the installed fleet. In addition, we leverage our leading market position to deepen and expand our customer relationships. We see opportunity to further utilize our training network and generate more revenue from existing assets and to deploy new assets with accretive returns.

Culture of innovation
We derive significant competitive advantage as an innovative leader in simulation products and training solutions. In collaboration with our customers, we design and deliver the industry's most sophisticated training systems, employing the latest in simulation, extended reality and digital technologies, which are shaping the future of training.

3.5       Our operations

We provide integrated training solutions to three markets globally:

–
The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

–	The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

–	The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of commercial aviation training services and the second largest in business aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 30 countries and through our broad global network of more than 50 training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes products and services offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 260 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry‑leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real‑time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world. In the area of resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning a number of decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and also enables us to leverage our extensive worldwide network of spare parts and service teams.

4 I CAE First Quarter Report 2019

Management’s Discussion and Analysis

Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and the increase in active aircraft fleets. As the global economies and airline fleets continue to expand, so does the demand for qualified airline personnel and, in turn, demand for comprehensive training solutions.

–
In commercial aviation, the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at 3.5% annually over the next decade. For the first six months of calendar 2018, passenger traffic increased by 7.0% compared to the first six months of calendar 2017. Passenger traffic in Asia grew by 9.7% while Latin America, Europe, North America and the Middle East increased by 6.7%, 6.3%, 5.1% and 4.7% respectively;

–
In business aviation, training demand is closely aligned to business jet travel. According to the FAA, the total number of business jet flights, which includes all domestic and international flights, was up with 2.5% growth over the past 12 months. Similarly, according to Eurocontrol, the European Organisation for the Safety of Air Navigation, the total number of business aviation flights in Europe has improved by 1.8%;

–
The global active commercial aircraft fleet is widely expected to grow at an approximate average rate of 3.5% annually over the next two decades. From June 2017 to June 2018, the global commercial aircraft fleet increased by 6.7%, growing by 9.3% in Asia Pacific, 6.3% in Europe, the Middle East and Africa and by 4.8% in the Americas.

Market drivers
Demand for training solutions in the civil aviation market is driven by the following:

–	Pilot training and certification regulations;

–	Safety and efficiency imperatives of commercial airline and business aircraft operators;

–	Expected long-term global growth in air travel;

–	Growing active fleet of commercial and business aircraft;

–	Demand for trained aviation professionals.
DEFENCE AND SECURITY MARKET
We are a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of integrated live, virtual and constructive (iLVC) training solutions for defence forces. Most militaries leverage a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. CAE is skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of iLVC training to achieve mission readiness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the program to provide the United Arab Emirates (UAE) Navy with a comprehensive Naval Training Centre. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. We also offer training solutions to government organizations for emergency and disaster management.

Defence forces seek to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. As such, we have been increasingly pursuing programs requiring the integration of live, virtual and constructive training and these tend to be larger in size than programs involving only a single component of such a solution. We are a first-tier training systems integrator and uniquely positioned to offer our customers a comprehensive range of innovative iLVC solutions, ranging from academic, virtual and live training to immersive, networked mission rehearsal in a synthetic environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating outsourced training solutions across different business models, including government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated facilities. Our offerings include training needs analysis; instructional systems design; learning management information systems; purpose-built facilities; state-of-the-art synthetic training equipment; curriculum and courseware development; classroom, simulator, and live flying instruction; maintenance and logistics support; lifecycle support and technology insertion; and financing alternatives.

We have delivered simulation products and training systems to approximately 50 defence forces in over 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world, including our joint venture operations. We continue to increase our support for live flying training, such as the live training delivered as part of the NATO Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise.

Market drivers
Demand for training solutions in the defence and security markets is driven by the following:

–	Growing defence budgets;

–	Attractiveness of outsourcing training and maintenance services;

–	Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

–	Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training;

–	Explicit desire of governments and defence forces to increase the use of synthetic training;

–	Installed base of enduring defence platforms and new customers;

–	Relationships with OEMs for simulation and training.

CAE First Quarter Report 2019 I 5

Management’s Discussion and Analysis

HEALTHCARE MARKET
We design and manufacture simulators, audiovisual and simulation centre management solutions, develop courseware and offer services for training of medical, nursing and allied healthcare students as well as healthcare providers worldwide.

Simulation-based training is one of the most effective approaches to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. The healthcare simulation market is expanding, with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest range and most innovative portfolio of medical simulation products and services in the market today, including patient, ultrasound and interventional (surgical) simulators, audiovisual and simulation centre management solutions as well as courseware for simulation-based healthcare education and training. We have sold simulators to customers in approximately 90 countries that are currently supported by our global network. We are a leader in high-fidelity patient simulators that are uniquely powered by advanced models of human physiology to realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. Last year, we introduced the CAE Juno clinical skills manikin for nurse education which allows nursing programs to adapt to new realities of more complex conditions of hospital patients, liability concerns in healthcare, and thus, decreased access to live patients for learners. This quarter, we announced the launch of our new CAE Ares emergency care manikin that was designed for advanced life support and American Heart Association (AHA) training. With the introduction of two mid-fidelity manikins, we are now providing innovative learning tools to the two largest segments of the global healthcare education market, nursing and emergency medical services. We were the first to bring a commercial Microsoft Hololens mixed reality application to the medical simulation market, and we continue to integrate augmented and virtual reality into our advanced software platforms to deliver custom training solutions and ground-breaking products.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in the U.S., U.K., Germany and Canada. Our Healthcare Academy includes more than 50 adjunct faculty consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience courseware packages for our customers. Our Academy partnered with the International Nursing Association for Clinical Simulation and Learning to develop a fellowship program based on international best practices in healthcare simulation with cohorts in the U.S., U.K. and UAE.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In September 2017 and May 2018, in collaboration with the American Society of Anesthesiologists (ASA), we released the first two modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology (MOCA) and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through an industry partnership with a medical device company, we developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers. In January 2018, we announced that in collaboration with the AHA, we will establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved. The first authorized site operated by CAE Healthcare has opened within the CAE Brunei Multi-Purpose Training Centre (MPTC) in Brunei Darussalam.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:

–	Limited access to live patients during training;

–	Medical technology revolution;

–	Broader adoption of simulation, with a demand for innovative and custom training approaches;

–	Growing emphasis on patient safety and outcomes.

You will find more information about our operations in our 2018 financial report, AIF or our Annual Activity and Corporate Social Responsibility Report.

6 I CAE First Quarter Report 2019

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31	Increase /
	2018	2018	(decrease)
U.S. dollar (US$ or USD)	1.32	1.29	2%
Euro (€ or EUR)	1.53	1.59	(4%)
British pound (£ or GBP)	1.73	1.81	(4%)

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	June 30	March 31	Increase /	June 30	Increase /
	2018	2018	(decrease)	2017	(decrease)
U.S. dollar (US$ or USD)	1.29	1.26	2%	1.35	(4%)
Euro (€ or EUR)	1.54	1.55	(1%)	1.48	4%
British pound (£ or GBP)	1.76	1.75	1%	1.72	2%

The effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in this quarter’s revenue of $5.1 million and a decrease in net income of $0.5 million when compared to the first quarter of fiscal 2018. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year’s first quarter and comparing these adjusted amounts to our current quarter reported results.

5.     NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:
Capital used:

–	For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

–
For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:

–	In order to understand our source of capital, we add net debt to total equity.
Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.
Earnings per share (EPS) before specific items
Earnings per share before specific items is a non-GAAP measure calculated by excluding the effect of restructuring, integration and acquisition costs and one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing the restructuring, integration and acquisition costs, net of tax, and one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

CAE First Quarter Report 2019 I 7

Management’s Discussion and Analysis

Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit
Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.
Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale).

Operating profit
Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options.

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Research and development expenses
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

8 I CAE First Quarter Report 2019

Management’s Discussion and Analysis

Return on capital employed
Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Simulator equivalent unit
Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Total segment operating income
Total segment operating income is a non-GAAP measure and is the sum of our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.
Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

6.     CONSOLIDATED RESULTS
6.1      Results from operations – first quarter of fiscal 20192

(amounts in millions, except per share amounts)		Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018
Revenue		$722.0	720.9	828.2	618.2	656.2
Cost of sales		$503.3	483.9	572.5	436.7	452.5
Gross profit[2]		$218.7	237.0	255.7	181.5	203.7
As a % of revenue	%	30.3	32.9	30.9	29.4	31.0
Research and development expenses[2]		$31.3	22.8	29.8	30.0	32.3
Selling, general and administrative expenses		$102.7	112.3	98.6	75.1	94.8
Other (gains) losses – net		$(5.2)	(4.3)	(15.1)	(18.3)	0.3
After tax share in profit of equity accounted investees		$(8.6)	(11.3)	(8.8)	(8.1)	(15.0)
Operating profit[2]		$98.5	117.5	151.2	102.8	91.3
As a % of revenue	%	13.6	16.3	18.3	16.6	13.9
Finance expense – net		$16.0	24.2	17.2	17.6	18.2
Earnings before income taxes		$82.5	93.3	134.0	85.2	73.1
Income tax expense (recovery)		$10.9	7.7	(11.8)	23.1	11.9
As a % of earnings before income taxes
(income tax rate)%		13	8	(9)	27	16
Net income		$71.6	85.6	145.8	62.1	61.2
Attributable to:
Equity holders of the Company		$69.4	82.3	143.8	60.3	59.6
Non-controlling interests		$2.2	3.3	2.0	1.8	1.6
		$71.6	85.6	145.8	62.1	61.2
EPS attributable to equity holders of the Company
Basic		$0.26	0.31	0.54	0.22	0.22
Diluted		$0.26	0.31	0.53	0.22	0.22

Revenue from continuing operations was 10% higher than the first quarter of fiscal 2018
Revenue from continuing operations was $65.8 million higher than the first quarter of fiscal 2018. Increases in revenue were $59.3 million and $7.6 million for Civil Aviation Training Solutions and Defence and Security respectively, partially offset by a decrease of $1.1 million in Healthcare.
You will find more details in Results by segment.
2 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2019 I 9

Management’s Discussion and Analysis

Total segment operating income3 was $7.2 million higher compared to the first quarter of fiscal 2018
Total segment operating income this quarter was $98.5 million, or 13.6% of revenue, compared to $91.3 million or 13.9% of revenue in the first quarter of fiscal 2018.

Total segment operating income was $7.2 million or 8% higher compared to the first quarter of fiscal 2018. Increases in segment operating income were $9.4 million and $0.3 million for Civil Aviation Training Solutions and Healthcare respectively, partially offset by a decrease of $2.5 million in Defence and Security.

You will find more details in Results by segment.

Net finance expense was $2.2 million lower than the first quarter of fiscal 2018
The decrease compared to the first quarter of fiscal 2018 was mainly due to higher finance income, partially offset by higher interest on long-term debt.

Income tax rate was 13% this quarter
Income taxes this quarter were $10.9 million, representing an effective tax rate of 13% compared to 16% for the first quarter of fiscal 2018.

The decrease in the tax rate compared to the first quarter of fiscal 2018 was mainly due to the impacts of tax audits in Canada, partially offset by a change in the mix of income from various jurisdictions. Excluding the effect of these tax audits, the income tax rate would have been 19% this quarter.

6.2      Consolidated orders and total backlog

Total backlog stable compared to last quarter

Three months ended
(amounts in millions)	June 30, 2018

Obligated backlog, beginning of period (restated)	$6,839.4
+ order intake	689.0
- revenue	(722.0)
+ / - adjustments	(115.4)
Obligated backlog, end of period	$6,691.0
Joint venture backlog[3] (all obligated)	365.4
Unfunded backlog and options[3]	989.9
Total backlog	$8,046.3

The book-to-sales ratio for the quarter was 0.95x. The ratio for the last 12 months was 1.34x.

You will find more details in Results by segment.

3 Non-GAAP and other financial measures (see Section 5).

10 I CAE First Quarter Report 2019

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:

–	Civil Aviation Training Solutions;

–	Defence and Security;

–	Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income

(amounts in millions, except operating margins)		Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018

Civil Aviation Training Solutions		$78.3	74.5	119.4	67.3	68.9
	%	18.2	18.8	22.1	21.2	18.5

Defence and Security		$21.5	36.3	30.3	33.3	24.0
	%	8.0	12.5	11.7	12.2	9.2

Healthcare		$(1.3)	6.7	1.5	2.2	(1.6)
	%	—	19.1	5.4	7.8	—
Total segment operating income		$98.5	117.5	151.2	102.8	91.3

Capital employed4

(amounts in millions)	Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018
Civil Aviation Training Solutions	$2,097.3	2,041.8	1,966.4	1,778.5	2,009.5
Defence and Security	$1,057.7	944.2	920.1	933.2	887.9
Healthcare	$208.8	211.5	205.0	206.4	213.4
	$3,363.8	3,197.5	3,091.5	2,918.1	3,110.8

4 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2019 I 11

Management’s Discussion and Analysis

7.1      Civil Aviation Training Solutions
FIRST QUARTER OF FISCAL 2019 EXPANSIONS AND NEW INITIATIVES
Expansions

–	In July 2018, we concluded the establishment of the new joint venture, SCFT, with Singapore Airlines which will begin operations in the second quarter of fiscal 2019;

–
We announced, together with Avianca Holdings S.A., the signing of an agreement to create a joint venture in Bogota, Colombia, which will train all of Avianca's pilots as well as offer training to other airlines in the region;

–	We announced the expansion of our business aviation training footprint in Europe with the launch of a new Bombardier Global 5000/6000 FFS in Burgess Hill, UK;

–	We announced the expansion of our training capacity in Europe with the inauguration of a Boeing 787 FFS in Madrid, Spain.

New programs and products

–	We launched, together with Aeromexico Formacion, the first-of-its-kind new cadet pilot creation program in Mexico.

ORDERS5
Civil Aviation Training Solutions obtained contracts this quarter expected to generate future revenues of $499.3 million including contracts for 18 FFSs sold to customers in all regions.

Notable contract awards for the quarter included:

–	An exclusive 3-year long-term pilot training contract with Asiana Airlines through our joint venture, CAE Korea;

–	An exclusive 5-year long-term training contract with Volaris;

–	A 5-year long-term pilot training contrcat with Wideroe;

–	A 3-year long-term training contract with Air Mauritius;

–	An exclusive 3-year long-term business aviation pilot training contract with OJets.

Financial results
(amounts in millions, except operating margins, SEU, FFSs deployed, utilization rate and FFS deliveries)		Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018
Revenue		$430.9	395.3	540.5	317.9	371.6
Segment operating income		$78.3	74.5	119.4	67.3	68.9
Operating margins	%	18.2	18.8	22.1	21.2	18.5
Depreciation and amortization		$34.9	33.7	35.9	31.8	35.2
Property, plant and equipment expenditures		$47.2	50.2	38.9	21.9	32.7
Intangible assets and other assets expenditures		$7.7	4.1	6.3	1.9	6.0
Capital employed		$2,097.3	2,041.8	1,966.4	1,778.5	2,009.5
Total backlog		$4,148.2	4,131.1	3,925.6	3,337.4	3,424.4
SEU[5]		213	212	205	199	209
FFSs deployed in CAE's network		260	255	252	249	269
Utilization rate[5]	%	80	82	75	70	78
FFS deliveries		12	8	18	11	8

Revenue up 16% compared to the first quarter of fiscal 2018
The increase in revenue from the first quarter of fiscal 2018 was mainly due to higher revenue recognized from simulator sales due to higher levels of deliveries, the integration into our results of the revenues from Asian Aviation Centre of Excellence Sdn. (AACE) following the acquisition in the third quarter of fiscal 2018 of the remaining 50% equity interest, the contribution of newly deployed simulators in our network mainly in Europe and the Americas, and higher FFS utilization in the Americas.
Segment operating income up 14% over the first quarter of fiscal 2018
Segment operating income was $78.3 million (18.2% of revenue) this quarter, compared to $68.9 million (18.5% of revenue) in the first quarter of fiscal 2018.
Segment operating income increased by $9.4 million, or 14%, over the first quarter of fiscal 2018. The increase was mainly due to higher revenue from our manufacturing facility and higher FFS utilization and newly deployed simulators in the Americas, as mentioned above. The increase was partially offset by higher costs associated with the ramp up of newly deployed simulators in Europe.
Property, plant and equipment expenditures at $47.2 million this quarter
Growth capital expenditures were $27.4 million for the quarter and maintenance capital expenditures were $19.8 million.
5 Non-GAAP and other financial measures (see Section 5).

12 I CAE First Quarter Report 2019

Management’s Discussion and Analysis

Capital employed increased by $55.5 million from last quarter
The increase from last quarter was mainly attributable to a higher investment in non-cash working capital, mainly due to higher inventories and contract assets, higher property, plant and equipment and lower deferred gains and other non-current liabilities. The increase was partially offset by movements in foreign exchange rates.

Total backlog stable compared to last quarter

Three months ended
(amounts in millions)	June 30, 2018
Obligated backlog, beginning of period (restated)	$3,835.3
+ order intake	499.3
- revenue	(430.9)
+ / - adjustments	(54.4)
Obligated backlog, end of period	$3,849.3
Joint venture backlog (all obligated)	298.9
Total backlog	$4,148.2

Adjustments this quarter were mainly due to negative foreign exchange movements and the revaluation of prior year contracts.

This quarter's book-to-sales ratio was 1.16x. The ratio for the last 12 months was 1.45x.

7.2      Defence and Security
FIRST QUARTER OF FISCAL 2019 EXPANSIONS AND NEW INITIATIVES

New programs and products

–	We formed SkyAlyne Canada Inc., a joint venture with KF Aerospace, that will focus on developing world-class military pilot and aircrew training in Canada;

–	We will develop a Joint Multinational Simulation Centre for a Gulf Cooperation Council customer where we will provide a comprehensive constructive simulation solution for command and staff training;

–	The Royal Australian Air Force (RAAF) accepted into service a new C-130J Fuselage Trainer at RAAF Base Richmond where we will now provide on-site support services.

ORDERS
Defence and Security was awarded $166.9 million in orders this quarter, including notable contract awards from:

–	The Brunei Ministry of Defence to provide additional S-70i Black Hawk simulator training at the CAE Brunei MPTC;

–	The NATO Eurofighter and Tornado Management Agency to perform upgrades on German Air Force Tornado simulators;

–	L-3 MAS to continue providing a range of in-service support solutions for the Royal Canadian Air Force's CF-18 aircraft;

–	The U.S. Navy to provide classroom and simulator instructors at five Naval Air Stations to support primary, intermediate and advanced pilot training.

Financial results
(amounts in millions, except operating margins)		Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018
Revenue		$268.3	290.5	259.8	272.0	260.7
Segment operating income		$21.5	36.3	30.3	33.3	24.0
Operating margins	%	8.0	12.5	11.7	12.2	9.2
Depreciation and amortization		$10.8	10.8	10.3	14.0	14.8
Property, plant and equipment expenditures		$5.4	6.8	3.4	2.3	15.1
Intangible assets and other assets expenditures		$8.4	9.2	3.6	5.2	3.6
Capital employed		$1,057.7	944.2	920.1	933.2	887.9
Total backlog		$3,898.1	3,937.2	3,609.3	3,666.9	4,165.6

CAE First Quarter Report 2019 I 13

Management’s Discussion and Analysis

Revenue up 3% over the first quarter of fiscal 2018
The increase over the first quarter of fiscal 2018 was mainly due to higher revenue from North American programs, partially offset by lower revenue from European programs and an unfavourable foreign exchange impact on the translation of foreign operations.

Segment operating income down 10% over the first quarter of fiscal 2018
Segment operating income was $21.5 million (8.0% of revenue) this quarter, compared to $24.0 million (9.2% of revenue) in the first quarter of fiscal 2018.

The decrease over the first quarter of fiscal 2018 was mainly due to higher net research and development expenses, lower volume on European programs, partially offset by lower selling, general and administrative expenses.

Capital employed increased by $113.5 million from last quarter
The increase over last quarter was mainly due higher investment in non-cash working capital mainly from lower contract liabilities, higher accounts receivable, lower accounts payable and accrued liabilities, and higher contract assets.

Total backlog down 1% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2018
Obligated backlog, beginning of period (restated)	$3,004.1
+ order intake	166.9
- revenue	(268.3)
+ / - adjustments	(61.0)
Obligated backlog, end of period	$2,841.7
Joint venture backlog (all obligated)	66.5
Unfunded backlog and options	989.9
Total backlog	$3,898.1

Adjustments this quarter were mainly due to a cancellation of an order and negative foreign exchange movements.

This quarter's book-to-sales ratio was 0.62x. The ratio for the last 12 months was 1.20x.

This quarter, $162.8 million was added to the unfunded backlog and $32.3 million was transferred to obligated backlog.

14 I CAE First Quarter Report 2019

Management’s Discussion and Analysis

7.3      Healthcare
FIRST QUARTER OF FISCAL 2019 EXPANSIONS AND NEW INITIATIVES
New programs and products

–
We launched the CAE Ares emergency care manikin designed to meet and exceed the life support training requirements of emergency care providers worldwide. We expect to be delivering Ares in the second quarter of fiscal 2019;

–
We, together with ASA, launched the Anesthesia SimSTAT - Appendectomy module, the second in a series of interactive screen‑based anesthesia simulation modules, which has been approved by the American Board of Anesthesiology for MOCA credits.

Expansions

–
We signed a joint agreement with McGill University and DePuy Synthes Products, a division of Johnson & Johnson, to develop a new virtual reality platform to train orthopedic and neurosurgeons in advanced spinal surgery techniques.

Innovation awards

–	Recognized for driving innovation that prepares society for the future, Anesthesia SimSTAT was awarded the Power of A Silver Award by the American Society of Association Executives.

ORDERS
CAE Healthcare sales this quarter were driven by patient and ultrasound simulators sold directly in North America and internationally through distributors.

Financial results
(amounts in millions, except operating margins)		Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018
Revenue		$22.8	35.1	27.9	28.3	23.9
Segment operating (loss) income		$(1.3)	6.7	1.5	2.2	(1.6)
Operating margins	%	—	19.1	5.4	7.8	—
Depreciation and amortization		$3.1	3.2	3.2	3.1	3.6
Property, plant and equipment expenditures		$0.5	0.4	0.7	0.2	1.3
Intangible assets and other assets expenditures		$1.9	2.1	1.5	2.3	1.5
Capital employed		$208.8	211.5	205.0	206.4	213.4

Revenue down 5% over the first quarter of fiscal 2018
The decrease over the first quarter of fiscal 2018 was mainly due to lower revenue from interventional simulators as a result of a significant military order received in the prior year, partially offset by an increase in revenue from patient simulators.

Segment operating loss lower compared to the first quarter of fiscal 2018
Segment operating loss was $1.3 million this quarter, compared to a loss of $1.6 million in the first quarter of fiscal 2018.

The improvement over the first quarter of fiscal 2018 was mainly due to a favourable product mix, partially offset by lower revenue, as described above, and a higher investment in selling, general and administrative expenses.
Capital employed decreased by $2.7 million from last quarter
The decrease from last quarter was due to lower non-cash working capital driven by lower accounts receivable, partially offset by an increase in inventory. This decrease was partially offset by an increase in intangible assets mainly as a result of movements in foreign exchange rates.

CAE First Quarter Report 2019 I 15

Management’s Discussion and Analysis

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY6

We manage liquidity and regularly monitor the factors that could affect it, including:

–	Cash generated from operations, including timing of milestone payments and management of working capital;

–	Capital expenditure requirements;

–	Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1    Consolidated cash movements

(amounts in millions)	Q1-2019	Q1-2018
Cash provided by continuing operating activities*	$117.2	$81.9
Changes in non-cash working capital	(147.8)	(101.1)
Net cash used in continuing operating activities	$(30.6)	$(19.2)
Maintenance capital expenditures[6]	(23.4)	(14.9)
Other assets	(4.9)	(5.0)
Proceeds from the disposal of property, plant and equipment	2.3	5.1
Net payments to equity accounted investees	(6.1)	—
Dividends received from equity accounted investees	—	17.1
Dividends paid	(23.1)	(21.0)
Free cash flow from continuing operations[6]	$(85.8)	$(37.9)
Growth capital expenditures[6]	(29.7)	(34.2)
Capitalized development costs	(13.1)	(6.1)
Common shares repurchased	(6.5)	(2.7)
Other cash movements, net	4.6	9.0
Effect of foreign exchange rate changes on cash and cash equivalents	(6.1)	1.4
Net decrease in cash before proceeds and repayment of long-term debt	$(136.6)	$(70.5)
* before changes in non-cash working capital

Free cash flow from continuing operations of negative $85.8 million this quarter
The decrease from the first quarter of fiscal 2018 was mainly due to a higher investment in non-cash working capital, lower dividends received from equity accounted investees and higher maintenance capital expenditures, partially offset by an increase in cash provided by continuing operating activities.

Capital expenditures of $53.1 million this quarter
Growth capital expenditures were $29.7 million this quarter and maintenance capital expenditures were $23.4 million.

6 Non-GAAP and other financial measures (see Section 5).

16 I CAE First Quarter Report 2019

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION
9.1       Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2018	2018
Use of capital:
Current assets	$2,108.0	$2,123.3
Less: cash and cash equivalents	(500.1)	(611.5)
Current liabilities	(1,488.8)	(1,474.1)
Less: current portion of long-term debt	119.2	52.2
Non-cash working capital[7]	$238.3	$89.9
Property, plant and equipment	1,818.9	1,803.9
Other long-term assets	1,864.0	1,853.0
Other long-term liabilities	(794.1)	(799.9)
Total capital employed	$3,127.1	$2,946.9
Source of capital[7]:
Current portion of long-term debt	$119.2	$52.2
Long-term debt	1,192.4	1,208.7
Less: cash and cash equivalents	(500.1)	(611.5)
Net debt[7]	$811.5	$649.4
Equity attributable to equity holders of the Company	2,242.6	2,229.1
Non-controlling interests	73.0	68.4
Source of capital	$3,127.1	$2,946.9

Capital employed increased $180.2 million from last quarter
The increase was mainly due to higher non-cash working capital, higher property, plant and equipment and higher other long-term assets.

Our ROCE7 was 14.6% this quarter, compared to 10.7% in the first quarter of last year and 14.7% last quarter. ROCE was impacted by the income tax recovery resulting from the enactment of a lower U.S. federal corporate income tax rate and the net gains on strategic transactions relating to our Asian joint ventures in fiscal 2018. Excluding these impacts, ROCE would have been 12.6% this quarter and 12.7% last quarter.
Non-cash working capital increased by $148.4 million from last quarter
The increase was mainly due to lower contract liabilities, higher inventories, higher contract assets, higher accounts receivable, and lower accounts payable and accrued liabilities.
Property, plant and equipment increased $15.0 million from last quarter
The increase was mainly due to capital expenditures, partially offset by depreciation and movements in foreign exchange rates.

Other long-term assets increased $11.0 million from last quarter
The increase was mainly due to a higher investment in equity accounted investees as a result of the contribution of profit from our joint ventures.

7 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2019 I 17

Management’s Discussion and Analysis

Change in net debt
Three months ended
(amounts in millions, except net debt-to-capital)	June 30, 2018
Net debt, beginning of period	$649.4
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	136.6
Effect of foreign exchange rate changes on long-term debt	15.8
Other	9.7
Increase in net debt during the period	$162.1
Net debt, end of period	$811.5
Net debt-to-capital[8]	% 26.0

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

We also have an agreement to sell certain of our accounts receivable (current financial assets program) for an amount up to USD $300.0 million.

In April 2018, we entered into a term loan for the financing of several simulators for our operations in South East Asia. This represents a loan obligation of $56.4 million as at June 30, 2018.

In April 2018, we repurchased various assets previously financed under capital leases. The purchase was financed by way of a term loan representing an obligation of $17.2M as at June 30, 2018.

In June 2018, we repaid $28.9 million of non-recourse term loans, acquired as part of the acquisition of the remaining 50% equity interest in AACE.

We have certain debt agreements which require the maintenance of standard financial covenants. As at June 30, 2018, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the repurchase of common shares and the payment of dividends and will enable us to meet all other expected financial requirements in the near term.
Total equity increased by $18.1 million this quarter8
The increase in equity was mainly due to net income of $71.6 million, partially offset by an unfavourable foreign currency translation of $30.0 million and dividends of $23.1 million.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 267,820,993 common shares issued and outstanding as at June 30, 2018 with total share capital of $639.1 million. In addition, we had 7,536,925 options outstanding under the Employee Stock Option Plan (ESOP).

As at July 31, 2018, we had a total of 267,866,743 common shares issued and outstanding and 7,480,275 options outstanding under the ESOP.

Repurchase and cancellation of shares
On February 9, 2018 we announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,349,804 of our common shares. The NCIB began on February 23, 2018 and will end on February 22, 2019 or on such earlier date when we complete our purchases or elect to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended June 30, 2018, we repurchased and cancelled a total of 267,100 common shares (2017 – 123,300) under the NCIB, at a weighted average price of $24.42 per common share, for a total consideration of $6.5 million (2017 – $2.7 million). An excess of $5.9 million (2017 – $2.4 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums.
8 Non-GAAP and other financial measures (see Section 5).

18 I CAE First Quarter Report 2019

Management’s Discussion and Analysis

10.   EVENTS AFTER THE REPORTING PERIOD
On July 31, 2018, we acquired the shares of Alpha-Omega Change Engineering (AOCE) for a cash consideration of approximately US$29 million, excluding post-closing adjustments. AOCE, located in Williamsburg, Virginia, is a provider of aircrew training services, operational test and evaluation, and engineering support services to the U.S. Department of Defense and U.S. intelligence service.

On August 8, 2018 we announced a plan to invest $1 billion in R&D innovation over the next 5 years, including Project Digital Intelligence. The goal of Project Digital Intelligence is to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Governments of Canada and Québec have agreed to participate in Project Digital Intelligence through partially repayable investments of $150.0 million and $47.5 million, respectively.

11.   CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted
IFRS 15 - Revenue from contracts with customers
In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations. The core principle of the new standard is to recognize revenue to depict fulfillment of performance obligations to customers in amounts that reflect the consideration to which we expect to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the customer obtains control of the goods or services. The new standard also provides guidance for transactions that were not previously addressed comprehensively, improves guidance for multiple-element arrangements and enhances revenue related disclosures.

IFRS 15 was adopted effective April 1, 2018 for CAE. We elected to implement the standard using the full retrospective method, which requires the restatement of our 2018 results, and an opening adjustment to equity as at April 1, 2017. We have also elected to use the following practical expedients:

–	No restatement for contracts that were completed as at, or prior to April 1, 2017;

–
Reflecting the aggregate effect of modifications to contracts that occurred prior to April 1, 2017 when identifying the satisfied and unsatisfied performance obligations and when determining the transaction prices to be allocated thereto; and

–	For all periods presented prior to April 1, 2018, the amount of the transaction price allocated to the remaining performance obligations or expected depletion of that amount will not be disclosed.

We have reviewed our revenue contracts to evaluate the effect of the new standard on our revenue recognition practices. The adoption of the new standard had the following impacts:

–
Revenue recognition for certain performance obligations previously accounted for using the percentage-of-completion method no longer meet the requirements for revenue recognition over time. Revenue for these performance obligations are recognized upon completion. As the performance obligations for these devices are met and manufacturing advances, the costs to build are recognized as inventory;

–	Contracts in which we receive significant payment in advance now require a portion of the contract consideration to be allocated to a significant financing component, when certain criteria are met;

–	Identification of performance obligations for certain multiple-element arrangements is changed;

–
We previously presented contract assets and liabilities related to construction contracts in the contracts in progress accounts, while balances related to the sale of goods and services were presented in accrued receivables and deferred revenue. All contract balances, on a contract-by-contract basis, are now presented in contract assets or contract liabilities.

CAE First Quarter Report 2019 I 19

Management’s Discussion and Analysis

The cumulative effect of the impacts of adopting IFRS 15 are presented in the tables below:
Reconciliation of financial position

	April 1, 2017			March 31, 2018
As previously		IFRS 15		As previously	IFRS 15
(amounts in millions)	reported	Adjustments	As restated	reported	Adjustments	As restated
Assets
Cash and cash equivalents	$504.7	$—	$504.7	$611.5	$—	$611.5
Accounts receivable	548.4	(98.3)	450.1	568.4	(116.4)	452.0
Contracts in progress: assets	337.5	(337.5)	—	401.6	(401.6)	—
Contract assets	—	348.5	348.5	—	439.7	439.7
Inventories	416.3	132.7	549.0	375.3	140.8	516.1
Prepayments	63.8	—	63.8	50.0	—	50.0
Income taxes recoverable	25.6	—	25.6	40.7	—	40.7
Derivative financial assets	23.4	—	23.4	13.3	—	13.3
Total current assets	$1,919.7	$45.4	$1,965.1	$2,060.8	$62.5	$2,123.3
Property, plant and equipment	1,582.6	—	1,582.6	1,803.9	—	1,803.9
Intangible assets	944.0	—	944.0	1,055.6	—	1,055.6
Investment in equity
accounted investees	378.4	(2.6)	375.8	244.5	(1.8)	242.7
Deferred tax assets	42.8	0.1	42.9	60.9	0.3	61.2
Derivative financial assets	16.0	—	16.0	11.5	—	11.5
Other assets	471.3	—	471.3	482.0	—	482.0
Total assets	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2

Liabilities and equity
Accounts payable and
accrued liabilities	$695.2	$(9.1)	$686.1	$669.6	$(2.7)	$666.9
Provisions	43.2	—	43.2	32.1	—	32.1
Income taxes payable	9.6	—	9.6	15.3	—	15.3
Deferred revenue	266.6	(255.2)	11.4	371.5	(361.5)	10.0
Contracts in progress:
liabilities	191.9	(191.9)	—	161.8	(161.8)	—
Contract liabilities	—	593.4	593.4	—	679.5	679.5
Current portion of
long-term debt	51.9	—	51.9	52.2	—	52.2
Derivative financial liabilities	15.5	—	15.5	18.1	—	18.1
Total current liabilities	$1,273.9	$137.2	$1,411.1	$1,320.6	$153.5	$1,474.1
Provisions	39.1	—	39.1	39.5	—	39.5
Long-term debt	1,203.5	—	1,203.5	1,208.7	—	1,208.7
Royalty obligations	138.5	—	138.5	140.8	—	140.8
Employee benefits obligations	157.7	—	157.7	200.6	—	200.6
Deferred gains
and other liabilities	217.8	—	217.8	229.9	—	229.9
Deferred tax liabilities	238.6	(25.6)	213.0	208.1	(23.4)	184.7
Derivative financial liabilities	4.7	—	4.7	4.4	—	4.4
Total liabilities	$3,273.8	$111.6	$3,385.4	$3,352.6	$130.1	$3,482.7
Equity
Share capital	$615.4	$—	$615.4	$633.2	$—	$633.2
Contributed surplus	19.4	—	19.4	21.3	—	21.3
Accumulated other
comprehensive income	193.7	(2.6)	191.1	262.3	(2.0)	260.3
Retained earnings	1,192.3	(66.1)	1,126.2	1,381.4	(67.1)	1,314.3
Equity attributable to equity
holders of the Company	$2,020.8	$(68.7)	$1,952.1	$2,298.2	$(69.1)	$2,229.1
Non-controlling interests	60.2	—	60.2	68.4	—	68.4
Total equity	$2,081.0	$(68.7)	$2,012.3	$2,366.6	$(69.1)	$2,297.5
Total liabilities and equity	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2

20 I CAE First Quarter Report 2019

Management’s Discussion and Analysis

Reconciliation of net income

	Three months ended June 30, 2017			Year ended March 31, 2018
As previously		IFRS 15		As previously	IFRS 15
	reported	Adjustments	As restated	reported	Adjustments	As restated
Revenue	$698.9	$(42.7)	$656.2	$2,830.0	$(6.5)	$2,823.5
Cost of sales	486.2	(33.7)	452.5	1,953.1	(7.5)	1,945.6
Gross profit	$212.7	$(9.0)	$203.7	$876.9	$1.0	$877.9
Research and development
expenses	32.3	—	32.3	114.9	—	114.9
Selling, general and
administrative expenses	94.8	—	94.8	380.8	—	380.8
Other losses (gains) – net	0.3	—	0.3	(37.4)	—	(37.4)
After tax share in profit of equity
accounted investees	(12.5)	(2.5)	(15.0)	(42.4)	(0.8)	(43.2)
Operating profit	$97.8	$(6.5)	$91.3	$461.0	$1.8	$462.8
Finance expense – net	17.8	0.4	18.2	76.2	1.0	77.2
Earnings before income taxes	$80.0	$(6.9)	$73.1	$384.8	$0.8	$385.6
Income tax expense	14.6	(2.7)	11.9	29.1	1.8	30.9
Net income	$65.4	$(4.2)	$61.2	$355.7	$(1.0)	$354.7
Attributable to:
Equity holders of the Company	$63.8	$(4.2)	$59.6	$347.0	$(1.0)	$346.0
Non-controlling interests	1.6	—	1.6	8.7	—	8.7
	$65.4	$(4.2)	$61.2	$355.7	$(1.0)	$354.7
Earnings per share attributable to
equity holders of the Company
Basic	$0.24	$(0.02)	$0.22	$1.29	$—	$1.29
Diluted	$0.24	$(0.02)	$0.22	$1.29	$(0.01)	$1.28

While the timing of contract revenue and profit recognition is impacted, there is no change to cash flows.

The key changes to our accounting policies are summarized below:

Revenue Recognition
Performance Obligations
A performance obligation is a contractual promise with a customer to transfer a distinct good or service and is the unit of account for revenue recognition.

A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The transaction price includes, among other things and when applicable, an estimate of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not subsequently occur. Variable consideration is usually derived from sales incentives, in the form of discounts or volume rebates, and penalties. We also account for a significant financing component on contracts where timing of cash receipts and revenue recognition differ substantially.

For contracts with multiple performance obligations, the contract’s transaction price is allocated based on the estimated relative stand‑alone selling prices of the promised goods or services underlying each performance obligation. If a stand-alone selling price is not directly observable from stand-alone sales of goods or services to similar customers, we estimate the stand-alone selling price using the expected cost plus a margin approach.

Our performance obligations are satisfied over time or at a point in time.

Revenues from contracts with customers for the design, engineering, and manufacturing of training devices is recognized over time using the cost input method, if we determine that these devices have no alternative use and we have enforceable rights to payment for work completed to date. When we determine that there is an alternative use for these devices, revenue is recognized when the customer obtains control upon completion.

Revenues from the sale of training hours or training courses are recognized at a point in time, at completion.

Revenues from the sale of product maintenance services and post-delivery customer support are recognized over time, using the time elapsed output method. Revenues from update services are recognized over time, using the cost input method.

CAE First Quarter Report 2019 I 21

Management’s Discussion and Analysis

Contract balances
Account receivables include amounts billed and currently due from customers. A contract asset is recognized when revenue is recognized in excess of billings or when we have a right to consideration and that right is conditional to something other than the passage of time. A contract liability is recognized for payments received in excess of revenue recognized. Contract assets and contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Use of judgements, estimates and provisions
The application of IFRS 15 requires us to make judgements and estimates that affect the timing and amount of revenue from contracts with customers, including judgements and estimates regarding:

–	The combination of contracts;

–	The transaction price and the amounts allocated to performance obligations;

–	The timing of satisfaction of performance obligations.

IFRS 9 - Financial instruments
In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 incorporates all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting.

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. The new standard largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

IFRS 9 replaces the 'incurred loss' model in IAS 39 with an 'expected credit loss' model. Specifically, the new standard requires entities to account for expected credit losses when financial instruments are first recognized and requires the recognition of expected credit losses on a timelier basis.

The new hedge accounting model is more principles-based and aligns hedge accounting more closely with risk management.

IFRS 9 was adopted retrospectively, with the initial application date as of April 1, 2018. The adoption of this standard had no impact on our consolidated financial statements.

The key changes to our accounting policies are summarized below:

Financial instruments
Classification and measurement
Financial assets are initially recognized at fair value and are subsequently classified either as measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL).

A financial asset for which the contractual terms give rise to cash flows that are solely payments of principal and interest is classified as being subsequently measured at amortized cost if the asset is held within a business model whose objective is to collect contractual cash flows and at FVOCI if it is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

All other financial assets are classified as being subsequently measured at FVTPL, except if at initial recognition of an equity investment that is not held for trading, we elect to present in OCI subsequent changes in its fair value. For equity investments for which subsequent changes in fair value are presented in OCI, the amounts recognized in OCI are never reclassified to income.

The existing IAS 39 categories of held-to-maturity, loans and receivable and available-for-sale are eliminated. Our financial assets classified as loans and receivables and available-for-sale at March 31, 2018 have been reclassified respectively to financial assets at amortized cost and FVOCI.

Impairment
The 'expected credit loss' model applies to financial assets carried at amortized cost. The model uses a dual measurement approach, under which the loss allowance is measured as either: the 12-month expected credit losses or at the lifetime expected credit losses. We have applied the simplified approach and record lifetime expected losses on accounts receivable and contract assets.

Hedge accounting
All existing hedge relationships that are currently designated as effective hedging relationships continue to qualify for hedge accounting under IFRS 9. IFRS 9 does not change the general principles of how we account for effective hedges but introduces a new hedge accounting model that requires us to ensure that the hedge accounting is more closely aligned with our risk management objectives and strategy. The new model also requires us to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

22 I CAE First Quarter Report 2019

Management’s Discussion and Analysis

New and amended standards not yet adopted
IFRS 16 - Leases
In January 2016, the IASB released IFRS 16 - Leases, which will replace IAS 17 - Leases and related interpretations. The new standard introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. It requires the lessee to recognize a right-of-use asset and a lease obligation for substantially all leases. Lessors will continue to classify leases as operating leases or finance leases as IFRS 16 substantially carries forward the current lessor accounting requirements.

IFRS 16 will be effective for the fiscal period beginning on April 1, 2019 for CAE. We are currently evaluating the impact of the new standard on our consolidated financial statements. Where we are the lessee for leases that are considered operating leases under IAS 17, the adoption of IFRS 16 is expected to result in the recognition of assets and liabilities on the consolidated statement of financial position. The change to the recognition, measurement and presentation requirements from the adoption of this standard is expected to result in a decrease of our operating lease expense and an increase of our finance and depreciation expenses.

12.   CONTROLS AND PROCEDURES
In the first quarter ended June 30, 2018, we did not make any significant changes in, nor take any significant corrective actions regarding our internal controls or other factors that could significantly affect such internal controls. Our CEO and CFO periodically review our disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, our CEO and CFO were satisfied with the effectiveness of our disclosure controls and procedures.

CAE First Quarter Report 2019 I 23

Management’s Discussion and Analysis

13.     SELECTED QUARTERLY FINANCIAL INFORMATION9

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2019
Revenue	$722.0	(1)	(1)	(1)	722.0
Net income	$71.6	(1)	(1)	(1)	71.6
Equity holders of the Company	$69.4	(1)	(1)	(1)	69.4
Non-controlling interests	$2.2	(1)	(1)	(1)	2.2
Basic and diluted EPS attributable to equity holders of the Company	$0.26	(1)	(1)	(1)	0.26
Average number of shares outstanding (basic)	267.6	(1)	(1)	(1)	267.6
Average number of shares outstanding (diluted)	269.3	(1)	(1)	(1)	269.3
Average exchange rate, U.S. dollar to Canadian dollar	1.29	(1)	(1)	(1)	1.29
Average exchange rate, Euro to Canadian dollar	1.54	(1)	(1)	(1)	1.54
Average exchange rate, British pound to Canadian dollar	1.76	(1)	(1)	(1)	1.76
Fiscal 2018
Revenue	$656.2	618.2	828.2	720.9	2,823.5
Net income	$61.2	62.1	145.8	85.6	354.7
Equity holders of the Company	$59.6	60.3	143.8	82.3	346.0
Non-controlling interests	$1.6	1.8	2.0	3.3	8.7
Basic EPS attributable to equity holders of the Company	$0.22	0.22	0.54	0.31	1.29
Diluted EPS attributable to equity holders of the Company	$0.22	0.22	0.53	0.31	1.28
Average number of shares outstanding (basic)	268.6	268.7	268.1	267.6	268.2
Average number of shares outstanding (diluted)	269.8	269.9	269.5	269.0	269.5
Average exchange rate, U.S. dollar to Canadian dollar	1.35	1.26	1.27	1.26	1.28
Average exchange rate, Euro to Canadian dollar	1.48	1.47	1.49	1.55	1.50
Average exchange rate, British pound to Canadian dollar	1.72	1.64	1.68	1.75	1.70
Fiscal 2017(2)
Revenue	$651.6	635.5	682.7	734.7	2,704.5
Net income	$69.3	48.9	69.3	69.1	256.6
Equity holders of the Company
Continuing operations	$68.7	48.3	67.6	67.4	252.0
Discontinued operations	$(0.1)	0.1	0.2	(0.7)	(0.5)
Non-controlling interests	$0.7	0.5	1.5	2.4	5.1
Basic EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.94
Continuing operations	$0.25	0.18	0.25	0.25	0.94
Discontinued operations	$—	—	—	—	—
Diluted EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.93
Continuing operations	$0.25	0.18	0.25	0.25	0.93
Discontinued operations	$—	—	—	—	—
Earnings per share before specific items[9]	$0.26	0.21	0.26	0.31	1.03
Average number of shares outstanding (basic)	269.3	268.7	268.5	268.3	268.7
Average number of shares outstanding (diluted)	269.6	269.6	269.7	269.6	269.6
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.30	1.33	1.32	1.31
Average exchange rate, Euro to Canadian dollar	1.46	1.46	1.44	1.41	1.44
Average exchange rate, British pound to Canadian dollar	1.85	1.71	1.66	1.64	1.71

(1) Not available.
(2) Figures have not been restated to reflect the adoption of IFRS 15. Refer to Changes in accounting policies for further details.
9 Non-GAAP and other financial measures (see Section 5).

24 I CAE First Quarter Report 2019

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

	June 30	March 31	April 1
(amounts in millions of Canadian dollars)	2018	2018	2017
		Restated	Restated
		(Note 2)	(Note 2)
Assets
Cash and cash equivalents	$500.1	$611.5	$504.7
Accounts receivable	474.1	452.0	450.1
Contract assets	467.5	439.7	348.5
Inventories	545.7	516.1	549.0
Prepayments	51.3	50.0	63.8
Income taxes recoverable	52.4	40.7	25.6
Derivative financial assets	16.9	13.3	23.4
Total current assets	$2,108.0	$2,123.3	$1,965.1
Property, plant and equipment	1,818.9	1,803.9	1,582.6
Intangible assets	1,050.8	1,055.6	944.0
Investment in equity accounted investees	252.2	242.7	375.8
Deferred tax assets	58.0	61.2	42.9
Derivative financial assets	10.3	11.5	16.0
Other assets	492.7	482.0	471.3
Total assets	$5,790.9	$5,780.2	$5,397.7

Liabilities and equity
Accounts payable and accrued liabilities	$654.8	$666.9	$686.1
Provisions	28.7	32.1	43.2
Income taxes payable	14.1	15.3	9.6
Deferred revenue	10.7	10.0	11.4
Contract liabilities	641.6	679.5	593.4
Current portion of long-term debt	119.2	52.2	51.9
Derivative financial liabilities	19.7	18.1	15.5
Total current liabilities	$1,488.8	$1,474.1	$1,411.1
Provisions	38.6	39.5	39.1
Long-term debt	1,192.4	1,208.7	1,203.5
Royalty obligations	144.4	140.8	138.5
Employee benefits obligations	198.6	200.6	157.7
Deferred gains and other liabilities	214.7	229.9	217.8
Deferred tax liabilities	193.4	184.7	213.0
Derivative financial liabilities	4.4	4.4	4.7
Total liabilities	$3,475.3	$3,482.7	$3,385.4
Equity
Share capital	$639.1	$633.2	$615.4
Contributed surplus	24.7	21.3	19.4
Accumulated other comprehensive income	222.0	260.3	191.1
Retained earnings	1,356.8	1,314.3	1,126.2
Equity attributable to equity holders of the Company	$2,242.6	$2,229.1	$1,952.1
Non-controlling interests	73.0	68.4	60.2
Total equity	$2,315.6	$2,297.5	$2,012.3
Total liabilities and equity	$5,790.9	$5,780.2	$5,397.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2019 I 25

Consolidated Interim Financial Statements

Consolidated Income Statement

Three months ended June 30		Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2018	2017
			Restated
			(Note 2)
Revenue	3	$722.0	$656.2
Cost of sales		503.3	452.5
Gross profit		$218.7	$203.7
Research and development expenses		31.3	32.3
Selling, general and administrative expenses		102.7	94.8
Other (gains) losses – net	4	(5.2)	0.3
After tax share in profit of equity accounted investees	3	(8.6)	(15.0)
Operating profit		$98.5	$91.3
Finance expense – net	5	16.0	18.2
Earnings before income taxes		$82.5	$73.1
Income tax expense	8	10.9	11.9
Net income		$71.6	$61.2
Attributable to:
Equity holders of the Company		$69.4	$59.6
Non-controlling interests		2.2	1.6
Earnings per share attributable to equity holders of the Company
Basic and diluted	7	$0.26	$0.22

The accompanying notes form an integral part of these Consolidated Financial Statements.

26 I CAE First Quarter Report 2019

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

Three months ended June 30	Three months ended June 30
(amounts in millions of Canadian dollars)	2018	2017
		Restated
Net income	$71.6	$61.2
Items that may be reclassified to net income
Foreign currency differences on translation of foreign operations	$(20.8)	$(8.8)
Reclassification to income of foreign currency differences	(3.3)	(0.7)
Net (loss) gain on cash flow hedges	(8.4)	7.7
Reclassification to income of gains on cash flow hedges	2.4	1.2
Net (loss) gain on hedges of net investment in foreign operations	(9.7)	12.2
Income taxes	3.9	(1.1)
	$(35.9)	$10.5
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$4.2	$(27.2)
Income taxes	(1.1)	7.2
	$3.1	$(20.0)
Other comprehensive loss	$(32.8)	$(9.5)
Total comprehensive income	$38.8	$51.7
Attributable to:
Equity holders of the Company	$34.2	$51.2
Non-controlling interests	4.6	0.5

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2019 I 27

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

		Attributable to equity holders of the Company
Three months ended June 30, 2018		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interest	equity
Balances, beginning of period (Restated Note 2)		267,738,530	$633.2	$21.3	$260.3	$1,314.3	$2,229.1	$68.4	$2,297.5
Net income		—	$—	$—	$—	$69.4	$69.4	$2.2	$71.6
Other comprehensive (loss) income		—	—	—	(38.3)	3.1	(35.2)	2.4	(32.8)
Total comprehensive (loss) income		—	$—	$—	$(38.3)	$72.5	$34.2	$4.6	$38.8
Stock options exercised		313,350	5.5	(0.7)	—	—	4.8	—	4.8
Optional cash purchase of shares		647	—	—	—	—	—	—	—
Common shares repurchased and cancelled	7	(267,100)	(0.6)	—	—	(5.9)	(6.5)	—	(6.5)
Share-based compensation expense		—	—	4.1	—	—	4.1	—	4.1
Stock dividends	7	35,566	1.0	—	—	(1.0)	—	—	—
Cash dividends	7	—	—	—	—	(23.1)	(23.1)	—	(23.1)
Balances, end of period		267,820,993	$639.1	$24.7	$222.0	$1,356.8	$2,242.6	$73.0	$2,315.6
		Attributable to equity holders of the Company
Three months ended June 30, 2017		Common shares			Accumulated other			interest
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interest	equity
Balances, beginning of period (Restated Note 2)		268,397,224	$615.4	$19.4	$191.1	$1,126.2	$1,952.1	$60.2	$2,012.3
Net income		—	$—	$—	$—	$59.6	$59.6	$1.6	$61.2
Other comprehensive income (loss)		—	—	—	11.6	(20.0)	(8.4)	(1.1)	(9.5)
Total comprehensive income (loss)		—	$—	$—	$11.6	$39.6	$51.2	$0.5	$51.7
Stock options exercised		745,050	11.2	(1.8)	—	—	9.4	—	9.4
Optional cash purchase of shares		647	—	—	—	—	—	—	—
Common shares repurchased and cancelled	7	(123,300)	(0.3)	—	—	(2.4)	(2.7)	—	(2.7)
Share-based compensation expense		—	—	3.2	—	—	3.2	—	3.2
Stock dividends	7	23,214	0.5	—	—	(0.5)	—	—	—
Cash dividends	7	—	—	—	—	(21.0)	(21.0)	—	(21.0)
Balances, end of period (Restated)		269,042,835	$626.8	$20.8	$202.7	$1,141.9	$1,992.2	$60.7	$2,052.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

28 I CAE First Quarter Report 2019

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

Three months ended June 30
(amounts in millions of Canadian dollars)	Notes	2018	2017
			Restated
Operating activities
Net income		$71.6	$61.2
Adjustments for:
Depreciation of property, plant and equipment	3	30.7	31.2
Amortization of intangible and other assets	3	18.1	22.4
After tax share in profit of equity accounted investees		(8.6)	(15.0)
Deferred income taxes	8	12.4	(3.5)
Investment tax credits		(2.7)	(3.1)
Share-based compensation		(5.1)	(1.3)
Defined benefit pension plans		3.0	2.6
Amortization of other non-current liabilities		(7.7)	(12.4)
Derivative financial assets and liabilities – net		(1.5)	(6.4)
Other		7.0	6.2
Changes in non-cash working capital	8	(147.8)	(101.1)
Net cash used in operating activities		$(30.6)	$(19.2)
Investing activities
Capital expenditures for property, plant and equipment	3	$(53.1)	(49.1)
Proceeds from disposal of property, plant and equipment		2.3	5.1
Additions to intangibles	3	(18.0)	(11.1)
Net payments to equity accounted investees		(6.1)	—
Dividends received from equity accounted investees		—	17.1
Net cash used in investing activities		$(74.9)	$(38.0)
Financing activities
Proceeds from long-term debt		$66.9	$8.7
Repayment of long-term debt		(39.0)	(7.4)
Repayment of finance lease		(2.7)	(3.6)
Dividends paid		(23.1)	(21.0)
Issuance of common shares		4.8	9.4
Repurchase of common shares	7	(6.5)	(2.7)
Other		(0.2)	(0.4)
Net cash provided by (used in) financing activities		$0.2	$(17.0)
Effect of foreign exchange rate changes on cash
and cash equivalents		$(6.1)	$1.4
Net decrease in cash and cash equivalents		$(111.4)	$(72.8)
Cash and cash equivalents, beginning of period		611.5	504.7
Cash and cash equivalents, end of period		$500.1	$431.9
Supplemental information:
Interest paid		$7.6	$7.8
Interest received		4.1	3.4
Income taxes paid		11.5	7.0

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2019 I 29

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on August 14, 2018.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations
CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain a database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments:

(i)
Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services;

(ii)	Defence and Security – Is a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety;

(iii)
Healthcare – Designs and manufactures simulators, audiovisual and simulation centre management solutions, develops courseware and offers services for training of medical, nursing and allied healthcare students as well as medical practitioners worldwide.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Civil Aviation Training Solutions segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The segment activities are also affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced lower demand during the second quarter.

Basis of preparation
The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2018, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2018.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Use of judgements, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2018, except for the changes presented in Note 2.

30 I CAE First Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

NOTE 2 – CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted by the Company
IFRS 15 - Revenue from contracts with customers
In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations. The core principle of the new standard is to recognize revenue to depict fulfillment of performance obligations to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the customer obtains control of the goods or services. The new standard also provides guidance for transactions that were not previously addressed comprehensively, improves guidance for multiple-element arrangements and enhances revenue related disclosures.

IFRS 15 was adopted effective April 1, 2018. The Company elected to implement the standard using the full retrospective method, which requires the restatement of the Company's 2018 results and an opening adjustment to equity as at April 1, 2017. The Company has also elected to use the following practical expedients:

–	No restatement for contracts that were completed as at, or prior to April 1, 2017;

–
Reflecting the aggregate effect of modifications to contracts that occurred prior to April 1, 2017 when identifying the satisfied and unsatisfied performance obligations and when determining the transaction prices to be allocated thereto; and

–	For all periods presented prior to April 1, 2018, the amount of the transaction price allocated to the remaining performance obligations or expected depletion of that amount will not be disclosed.

The Company has reviewed its revenue contracts to evaluate the effect of the new standard on CAE's revenue recognition practices. The adoption of the new standard had the following impacts:

–
Revenue recognition for certain performance obligations previously accounted for using the percentage-of-completion method no longer meet the requirements for revenue recognition over time. Revenue for these performance obligations are recognized upon completion. As the performance obligations for these devices are met and manufacturing advances, the costs to build are recognized as inventory;

–
Contracts in which the Company receives significant payment in advance now require a portion of the contract consideration to be allocated to a significant financing component, when certain criteria are met;

–	Identification of performance obligations for certain multiple-element arrangements is changed;

–
The Company previously presented contract assets and liabilities related to construction contracts in the contracts in progress accounts, while balances related to the sale of goods and services were presented in accrued receivables and deferred revenue. All contract balances, on a contract-by-contract basis, are now presented in contract assets or contract liabilities.

CAE First Quarter Report 2019 I 31

Notes to the Consolidated Interim Financial Statements

The cumulative effect of the impacts of adopting IFRS 15 are presented in the tables below:

Reconciliation of financial position

	April 1, 2017			March 31, 2018
As previously		IFRS 15		As previously	IFRS 15
(amounts in millions)	reported	Adjustments	As restated	reported	Adjustments	As restated
Assets
Cash and cash equivalents	$504.7	$—	$504.7	$611.5	$—	$611.5
Accounts receivable	548.4	(98.3)	450.1	568.4	(116.4)	452.0
Contracts in progress: assets	337.5	(337.5)	—	401.6	(401.6)	—
Contract assets	—	348.5	348.5	—	439.7	439.7
Inventories	416.3	132.7	549.0	375.3	140.8	516.1
Prepayments	63.8	—	63.8	50.0	—	50.0
Income taxes recoverable	25.6	—	25.6	40.7	—	40.7
Derivative financial assets	23.4	—	23.4	13.3	—	13.3
Total current assets	$1,919.7	$45.4	$1,965.1	$2,060.8	$62.5	$2,123.3
Property, plant and equipment	1,582.6	—	1,582.6	1,803.9	—	1,803.9
Intangible assets	944.0	—	944.0	1,055.6	—	1,055.6
Investment in equity
accounted investees	378.4	(2.6)	375.8	244.5	(1.8)	242.7
Deferred tax assets	42.8	0.1	42.9	60.9	0.3	61.2
Derivative financial assets	16.0	—	16.0	11.5	—	11.5
Other assets	471.3	—	471.3	482.0	—	482.0
Total assets	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2

Liabilities and equity
Accounts payable and
accrued liabilities	$695.2	$(9.1)	$686.1	$669.6	$(2.7)	$666.9
Provisions	43.2	—	43.2	32.1	—	32.1
Income taxes payable	9.6	—	9.6	15.3	—	15.3
Deferred revenue	266.6	(255.2)	11.4	371.5	(361.5)	10.0
Contracts in progress:
liabilities	191.9	(191.9)	—	161.8	(161.8)	—
Contract liabilities	—	593.4	593.4	—	679.5	679.5
Current portion of
long-term debt	51.9	—	51.9	52.2	—	52.2
Derivative financial liabilities	15.5	—	15.5	18.1	—	18.1
Total current liabilities	$1,273.9	$137.2	$1,411.1	$1,320.6	$153.5	$1,474.1
Provisions	39.1	—	39.1	39.5	—	39.5
Long-term debt	1,203.5	—	1,203.5	1,208.7	—	1,208.7
Royalty obligations	138.5	—	138.5	140.8	—	140.8
Employee benefits obligations	157.7	—	157.7	200.6	—	200.6
Deferred gains
and other liabilities	217.8	—	217.8	229.9	—	229.9
Deferred tax liabilities	238.6	(25.6)	213.0	208.1	(23.4)	184.7
Derivative financial liabilities	4.7	—	4.7	4.4	—	4.4
Total liabilities	$3,273.8	$111.6	$3,385.4	$3,352.6	$130.1	$3,482.7
Equity
Share capital	$615.4	$—	$615.4	$633.2	$—	$633.2
Contributed surplus	19.4	—	19.4	21.3	—	21.3
Accumulated other
comprehensive income	193.7	(2.6)	191.1	262.3	(2.0)	260.3
Retained earnings	1,192.3	(66.1)	1,126.2	1,381.4	(67.1)	1,314.3
Equity attributable to equity
holders of the Company	$2,020.8	$(68.7)	$1,952.1	$2,298.2	$(69.1)	$2,229.1
Non-controlling interests	60.2	—	60.2	68.4	—	68.4
Total equity	$2,081.0	$(68.7)	$2,012.3	$2,366.6	$(69.1)	$2,297.5
Total liabilities and equity	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2

32 I CAE First Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

Reconciliation of net income

	Three months ended June 30, 2017			Year ended March 31, 2018
As previously		IFRS 15		As previously	IFRS 15
	reported	Adjustments	As restated	reported	Adjustments	As restated
Revenue	$698.9	$(42.7)	$656.2	$2,830.0	$(6.5)	$2,823.5
Cost of sales	486.2	(33.7)	452.5	1,953.1	(7.5)	1,945.6
Gross profit	$212.7	$(9.0)	$203.7	$876.9	$1.0	$877.9
Research and development
expenses	32.3	—	32.3	114.9	—	114.9
Selling, general and
administrative expenses	94.8	—	94.8	380.8	—	380.8
Other losses (gains) – net	0.3	—	0.3	(37.4)	—	(37.4)
After tax share in profit of equity
accounted investees	(12.5)	(2.5)	(15.0)	(42.4)	(0.8)	(43.2)
Operating profit	$97.8	$(6.5)	$91.3	$461.0	$1.8	$462.8
Finance expense – net	17.8	0.4	18.2	76.2	1.0	77.2
Earnings before income taxes	$80.0	$(6.9)	$73.1	$384.8	$0.8	$385.6
Income tax expense	14.6	(2.7)	11.9	29.1	1.8	30.9
Net income	$65.4	$(4.2)	$61.2	$355.7	$(1.0)	$354.7
Attributable to:
Equity holders of the Company	$63.8	$(4.2)	$59.6	$347.0	$(1.0)	$346.0
Non-controlling interests	1.6	—	1.6	8.7	—	8.7
	$65.4	$(4.2)	$61.2	$355.7	$(1.0)	$354.7
Earnings per share attributable to
equity holders of the Company
Basic	$0.24	$(0.02)	$0.22	$1.29	$—	$1.29
Diluted	$0.24	$(0.02)	$0.22	$1.29	$(0.01)	$1.28

While the timing of contract revenue and profit recognition is impacted, there is no change to cash flows.

The key changes to the Company's accounting policies are summarized below:

Revenue Recognition
Performance Obligations
A performance obligation is a contractual promise with a customer to transfer a distinct good or service and is the unit of account for revenue recognition.

A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The transaction price includes, among other things and when applicable, an estimate of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not subsequently occur. Variable consideration is usually derived from sales incentives, in the form of discounts or volume rebates, and penalties. The Company also accounts for a significant financing component on contracts where timing of cash receipts and revenue recognition differ substantially.

For contracts with multiple performance obligations, the contract’s transaction price is allocated based on the estimated relative stand-alone selling prices of the promised goods or services underlying each performance obligation. If a stand-alone selling price is not directly observable from stand-alone sales of goods or services to similar customers, the Company estimates the stand-alone selling price using the expected cost plus a margin approach.

The Company’s performance obligations are satisfied over time or at a point in time.

Revenues from contracts with customers for the design, engineering, and manufacturing of training devices is recognized over time using the cost input method, if the Company determines that these devices have no alternative use and the Company has enforceable rights to payment for work completed to date. When the Company determines that there is an alternative use for these devices, revenue is recognized when the customer obtains control upon completion.

Revenues from the sale of training hours or training courses are recognized at a point in time, at completion.

Revenues from the sale of product maintenance services and post-delivery customer support are recognized over time, using the time elapsed output method. Revenues from update services are recognized over time, using the cost input method.

CAE First Quarter Report 2019 I 33

Notes to the Consolidated Interim Financial Statements

Contract balances
Account receivables include amounts billed and currently due from customers. A contract asset is recognized when revenue is recognized in excess of billings or when the Company has a right to consideration and that right is conditional to something other than the passage of time. A contract liability is recognized for payments received in excess of revenue recognized. Contract assets and contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Use of judgements, estimates and provisions
The application of IFRS 15 requires the Company to make judgements and estimates that affect the timing and amount of revenue from contracts with customers, including judgements and estimates regarding:

–	The combination of contracts;

–	The transaction price and the amounts allocated to performance obligations;

–	The timing of satisfaction of performance obligations.

IFRS 9 - Financial instruments
In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 incorporates all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting.

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. The new standard largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ model. Specifically, the new standard requires entities to account for expected credit losses when financial instruments are first recognized and requires the recognition of expected credit losses on a timelier basis.

The new hedge accounting model is more principles-based and aligns hedge accounting more closely with risk management.

IFRS 9 was adopted retrospectively, with the initial application date as of April 1, 2018. The adoption of this standard had no impact on the consolidated financial statements of CAE.

The key changes to the Company’s accounting policies are summarized below:

Financial instruments
Classification and measurement
Financial assets are initially recognized at fair value and are subsequently classified either as measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL).

A financial asset for which the contractual terms give rise to cash flows that are solely payments of principal and interest is classified as being subsequently measured at amortized cost if the asset is held within a business model whose objective is to collect contractual cash flows and at FVOCI if it is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

All other financial assets are classified as being subsequently measured at FVTPL, except if at initial recognition of an equity investment that is not held for trading, the Company elects to present in OCI subsequent changes in its fair value. For equity investments for which subsequent changes in fair value are presented in OCI, the amounts recognized in OCI are never reclassified to income.

The existing IAS 39 categories of held-to-maturity, loans and receivable and available-for-sale are eliminated. The Company’s financial assets classified as loans and receivables and available-for-sale at March 31, 2018 have been reclassified respectively to financial assets at amortized cost and FVOCI.

Impairment
The expected credit loss’ model applies to financial assets carried at amortized cost. The model uses a dual measurement approach, under which the loss allowance is measured as either: the 12-month expected credit losses or at the lifetime expected credit losses. The Company has applied the simplified approach and record lifetime expected losses on accounts receivable and contract assets.

Hedge accounting
All existing hedge relationships that are currently designated as effective hedging relationships continue to qualify for hedge accounting under IFRS 9. IFRS 9 does not change the general principles of how the Company accounts for effective hedges but introduces a new hedge accounting model that require the Company to ensure that its hedge accounting is more closely aligned with its risk management objectives and strategy. The new model also requires the Company to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

34 I CAE First Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

New and amended standards not yet adopted by the Company
IFRS 16 - Leases
In January 2016, the IASB released IFRS 16 - Leases, which will replace IAS 17 - Leases and related interpretations. The new standard introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. It requires the lessee to recognize a right-of-use asset and a lease obligation for substantially all leases. Lessors will continue to classify leases as operating leases or finance leases as IFRS 16 substantially carries forward the current lessor accounting requirements.

For the Company, IFRS 16 will be effective for the fiscal period beginning on April 1, 2019. The Company is currently evaluating the impact of the new standard on its consolidated financial statements. Where the Company is the lessee for leases that are considered operating leases under IAS 17, the adoption of IFRS 16 is expected to result in the recognition of assets and liabilities on the consolidated statement of financial position. The change to the recognition, measurement and presentation requirements from the adoption of this standard is expected to result in a decrease of the Company’s operating lease expense and an increase of its finance and depreciation expenses.

NOTE 3 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic location as the Company believe it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Three months ended June 30	2018	2017	2018	2017	2018	2017	2018	2017
		Restated		Restated		Restated		Restated
External revenue	$430.9	$371.6	$268.3	$260.7	$22.8	$23.9	$722.0	$656.2
Depreciation and amortization
Property, plant and equipment	25.5	25.3	4.5	5.2	0.7	0.7	30.7	31.2
Intangible and other assets	9.4	9.9	6.3	9.6	2.4	2.9	18.1	22.4
Write-downs of inventories - net	—	1.6	0.1	0.2	0.1	—	0.2	1.8
Write-downs (reversals of write-downs)
of accounts receivable – net	0.2	(0.1)	—	—	—	(0.1)	0.2	(0.2)
After tax share in profit of equity
accounted investees	5.7	11.3	2.9	3.7	—	—	8.6	15.0
Segment operating income	78.3	68.9	21.5	24.0	(1.3)	(1.6)	98.5	91.3

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

Three months ended June 30	2018	2017
Civil Aviation Training Solutions	$54.9	$38.7
Defence and Security	13.8	18.7
Healthcare	2.4	2.8
Total capital expenditures	$71.1	$60.2

CAE First Quarter Report 2019 I 35

Notes to the Consolidated Interim Financial Statements

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, deferred gains and other liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	June 30	March 31
	2018	2018
		Restated
Assets employed
Civil Aviation Training Solutions	$3,116.9	$3,072.8
Defence and Security	1,470.2	1,414.0
Healthcare	250.0	253.5
Assets not included in assets employed	953.8	1,039.9
Total assets	$5,790.9	$5,780.2
Liabilities employed
Civil Aviation Training Solutions	$1,019.6	$1,031.0
Defence and Security	412.5	469.8
Healthcare	41.2	42.0
Liabilities not included in liabilities employed	2,002.0	1,939.9
Total liabilities	$3,475.3	$3,482.7

Products and services information
The Company's revenue from external customers for its products and services are as follows:

Three months ended June 30	2018	2017
		Restated
Revenue
Simulation products	$312.0	$261.6
Training and services	410.0	394.6
	$722.0	$656.2

Geographic information
The Company markets its products and services globally. Revenues are attributed to countries based on the location of customers. Non‑current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

Three months ended June 30	2018	2017
		Restated
Revenue from external customers
Canada	$64.1	$75.8
United States	242.6	248.7
United Kingdom	55.3	67.3
Germany	25.8	19.4
Netherlands	7.8	23.1
Other European countries	103.5	72.3
United Arab Emirates	27.0	29.6
China	80.3	21.7
Other Asian countries	74.8	68.1
Australia	16.7	12.5
Other countries	24.1	17.7
	$722.0	$656.2

36 I CAE First Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

	June 30	March 31
	2018	2018
		Restated
Non-current assets other than financial instruments and deferred tax assets
Canada	$934.6	$903.2
United States	968.0	945.7
Brazil	120.2	118.1
United Kingdom	240.6	250.3
Luxembourg	187.3	194.1
Netherlands	213.7	223.6
Other European countries	327.5	324.8
Malaysia	178.7	197.1
Other Asian countries	162.3	149.2
Other countries	80.1	82.1
	$3,413.0	$3,388.2

NOTE 4 – OTHER GAINS (LOSSES) – NET

Three months ended June 30	2018	2017
Disposal of property, plant and equipment	$1.0	$0.9
Net foreign exchange gains (losses)	3.7	(1.6)
Other	0.5	0.4
Other gains (losses) - net	$5.2	$(0.3)

NOTE 5 – FINANCE EXPENSE – NET

Three months ended June 30	2018	2017
		Restated
Finance expense:
Long-term debt (other than finance leases)	$14.7	$13.2
Finance leases	1.6	2.5
Royalty obligations	3.0	2.7
Employee benefits obligations	1.2	1.2
Financing cost amortization	0.3	0.3
Other	2.6	2.5
Borrowing costs capitalized	(1.0)	(1.0)
Finance expense	$22.4	$21.4
Finance income:
Loans and finance lease contracts	$(2.3)	$(2.4)
Other	(4.1)	(0.8)
Finance income	$(6.4)	$(3.2)
Finance expense – net	$16.0	$18.2

NOTE 6 – GOVERNMENT PARTICIPATION
The following table provides aggregate information regarding net contributions recognized and amounts not yet received for the projects New Core Markets, Innovate and SimÉco 4.0:

Three months ended June 30	2018	2017
Net outstanding contribution receivable, beginning of period	$6.2	$6.3
Contributions	7.5	7.2
Payments received	(5.4)	(7.1)
Net outstanding contribution receivable, end of period	$8.3	$6.4

CAE First Quarter Report 2019 I 37

Notes to the Consolidated Interim Financial Statements

NOTE 7 –SHARE CAPITAL, EARNINGS PER SHARE AND DIVIDENDS
Share capital
Repurchase and cancellation of common shares
On February 9, 2018, the Company announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,349,804 of its common shares. The NCIB began on February 23, 2018 and will end on February 22, 2019 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.
During the three months ended June 30, 2018, the Company repurchased and cancelled a total of 267,100 common shares (2017 – 123,300) under the NCIB, at a weighted average price of $24.42 per common share (2017 - $21.93), for a total consideration of $6.5 million (2017 – $2.7 million). An excess of $5.9 million (2017 – $2.4 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums.

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

Three months ended June 30	2018	2017
Weighted average number of common shares outstanding	267,645,280	268,573,482
Effect of dilutive stock options	1,632,467	1,259,156
Weighted average number of common shares outstanding for diluted earnings per share calculation	269,277,747	269,832,638

As at June 30, 2018, options to acquire 1,733,100 common shares (2017 – 2,003,600) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends
The dividends declared for the three months ended June 30, 2018 were $24.1 million or $0.09 per share (2017 – $21.5 million or $0.08 per share).

NOTE 8 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

Three months ended June 30	2018	2017
		Restated
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(17.1)	$31.4
Contract assets	(32.7)	(21.0)
Inventories	(29.7)	(35.4)
Prepayments	(1.7)	(4.8)
Income taxes recoverable	(17.1)	4.9
Accounts payable and accrued liabilities	(6.9)	(77.8)
Provisions	(4.9)	(8.6)
Income taxes payable	(0.5)	1.6
Deferred revenue	(0.8)	(1.7)
Contract liabilities	(36.4)	10.3
Changes in non-cash working capital	$(147.8)	$(101.1)

38 I CAE First Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

NOTE 9 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

(i)	The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)
The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)
The fair value of the portfolio investment, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

(iv)	The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

(v)
The fair value of long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

(vi)
The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

CAE First Quarter Report 2019 I 39

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by class, are as follows:

			June 30		March 31
			2018		2018
	Level	Carrying Value	Fair value	Carrying Value	Fair value
				Restated	Restated
		Total	Total	Total	Total
Financial assets (liabilities) carried at FVTPL(1)
Cash and cash equivalents	Level 1	$500.1	$500.1	$611.5	$611.5
Restricted cash	Level 1	32.0	32.0	31.8	31.8
Embedded foreign currency derivatives	Level 2	0.9	0.9	0.9	0.9
Equity swap agreements	Level 2	7.4	7.4	1.5	1.5
Forward foreign currency contracts	Level 2	(1.2)	(1.2)	(2.1)	(2.1)
Contingent consideration arising on business combinations	Level 3	(11.3)	(11.3)	(11.0)	(11.0)
Derivatives assets (liabilities) designated in a hedge relationship
Foreign currency swap agreements	Level 2	11.4	11.4	10.6	10.6
Forward foreign currency contracts	Level 2	(15.3)	(15.3)	(8.7)	(8.7)
Interest rate swap agreements	Level 2	—	—	0.1	0.1
Financial assets (liabitlies) classified as amortized cost
Accounts receivable(2)	Level 2	434.0	434.0	416.0	416.0
Investment in finance leases	Level 2	95.5	102.3	93.8	101.4
Advances to a portfolio investment	Level 2	36.6	35.6	38.1	38.4
Other assets(3)	Level 2	36.0	36.0	30.8	30.8
Accounts payable and accrued liabilities(4)	Level 2	(574.1)	(574.1)	(588.2)	(588.2)
Total long-term debt(5)	Level 2	(1,313.5)	(1,367.2)	(1,262.9)	(1,322.8)
Other non-current liabilities(6)	Level 2	(162.8)	(181.3)	(156.5)	(177.4)
Financial assets carried at FVTOCI(7)
Portfolio investment	Level 3	1.5	1.5	1.5	1.5
		$(922.8)	$(989.2)	$(792.8)	$(865.7)
(1) FVTPL: Fair value through profit and loss.
(2) Includes trade receivables, accrued receivables and certain other receivables.
(3) Includes non-current receivables and certain other non-current assets.
(4) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(5) The carrying value excludes transaction costs.
(6) Includes non-current royalty obligations and other non-current liabilities.
(7) FVTOCI : Fair value through other comprehensive income.

The Company did not elect to voluntarily designate any financial instruments at FVTPL; moreover, there have not been any changes to the measurement of the financial instruments since inception.

Change in level 3 financial instruments are as follows:

Three months ended June 30	2018
Balance, beginning of period	$(9.5)
Total realized and unrealized losses:
Included in income	(0.3)
Balance, end of period	$(9.8)

NOTE 10 – RELATED PARTY TRANSACTIONS
The following table presents the Company’s outstanding balances with its joint ventures:

	June 30	March 31
	2018	2018
		Restated
Accounts receivable	$33.0	$38.0
Contract assets	16.9	15.9
Other assets	28.8	25.4
Accounts payable and accrued liabilities	4.8	7.2
Contract liabilities	5.7	6.4

40 I CAE First Quarter Report 2019

Notes to the Consolidated Interim Financial Statements

The following table presents the Company’s transactions with its joint ventures:

Three months ended June 30	2018	2017
		Restated
Revenue	$6.1	$18.4
Purchases	0.8	1.1
Other income	0.4	0.3

NOTE 11 – EVENTS AFTER THE REPORTING PERIOD
On July 31, 2018, the Company acquired the shares of Alpha-Omega Change Engineering (AOCE) for a cash consideration of approximately US$29 million, excluding post-closing adjustments. AOCE, located in Williamsburg, Virginia, is a provider of aircrew training services, operational test and evaluation, and engineering support services to the U.S. Department of Defense and U.S. intelligence service.

On August 8, 2018 the Company announced a plan to invest $1 billion in R&D innovation over the next 5 years, including Project Digital Intelligence. The goal of Project Digital Intelligence is to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Governments of Canada and Québec have agreed to participate in Project Digital Intelligence through partially repayable investments of $150.0 million and $47.5 million, respectively.

CAE First Quarter Report 2019 I 41